UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated January 20, 2025.

Item 1

Millicom (Tigo) share repurchase activity

Luxembourg, January 20, 2025 - Pursuant to the share repurchase program announced on November 29, 2024, Millicom repurchased 140,587 of its Swedish Depository Receipts (SDRs) and 95,600 of its common shares between January 13, 2025, and January 17, 2025, as detailed in the table below.

Exchange	Nasdaq Stockholm			Nasdaq Stock Market
Trade Date	Number of SDRs repurchased	Average price paid* (SEK)	Repurchase amount* (SEK)	Number of shares repurchased	Average price paid* (USD)	Repurchase amount* (USD)
2025-01-13	89 585	266.9617	23 915 764	47 800	23.9970	1 147 057
2025-01-14	51 002	271.9101	13 867 959	47 800	24.5286	1 172 467

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm and on the Nasdaq Stock Market by Citigroup Global Markets Limited and Citigroup Global Markets Inc. respectively, on behalf of Millicom. Following the repurchases, Millicom held 2,756,017 treasury shares as of January 17, 2025. The total number of shares outstanding in Millicom is 172,096,305. The repurchase program is being executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”). Further information about SDR repurchases is available on Nasdaq Stockholm’s website:

https://www.nasdaq.com/european-market-activity/news/corporate-actions/repurchase-of-own-shares

-END-

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: January 21, 2025